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Independent Accountant's Report

The Partners
FAP USA, L.P.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by FAP USA, L.P. (the "Partnership") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Partnership for the year ended March 31, 2021, solely to assist you and the SIPC in assessing the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1.   We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

      We found no differences as a result of the procedures.

2.   We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2021.

      We found no differences as a result of the procedures.

3.   We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

      We found no differences as a result of the procedures.

4.   We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

      We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Partnership's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

June 30, 2021